Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wipro Limited:

We consent to the incorporation by reference in the registration statement (No. 333-123043) on Form S-8 of Wipro Limited of our report dated June 2, 2017 except for Notes 17, 25 and 30 which are as of June 11, 2019, with respect to the consolidated statement of income of Wipro Limited and its subsidiaries for the year ended March 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended March 31, 2017, which report appears in the March 31, 2019 annual report on Form 20-F of Wipro Limited.

/s/ KPMG

Gurugram, India

June 11, 2019